Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - December 13, 2004
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	2005 Quarterly Dividend

CALGARY, Alberta - PetroKazakhstan ("the Company") is pleased to announce that its Board of Directors has approved an increase in its quarterly dividend on its common shares to C$0.20 per quarter for 2005 versus the current C$0.15 per quarter per share. The C$0.20 per share dividend will be payable on February 3, 2005 to shareholders of record on January 14, 2005.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Clayton Clift Senior Vice President Finance and CFO +7 (3272) 58-18-48	Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425